PEARLMAN SCHNEIDER LLP
Attorneys-at-Law

2200 Corporate Boulevard, N.W., Suite 210
Boca Raton, Florida 33431-7307
Telephone
James M. Schneider, Esq.	(561) 362-9595
Charles B. Pearlman, Esq.	Facsimile
Brian A. Pearlman, Esq.	(561) 362-9612

September 29, 2015

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4631

Attn: Jennifer Gowetski

Re:	NAS Acquisition, Inc. Post-Effective Amendment to Form S-1 Filed July 6, 2015 File No. 333-198776

Dear Sirs:

On behalf of NAS Acquisition, Inc. (the "Company"), we hereby submit our response to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated July 20, 2015. Our response has been numbered to be consistent with the Comments on the Comment Letter.

General
Comment 1.
We note that you have not provided the required financial statements of the operating companies to be acquired by OTM.  To the extent you are unable to provide the required financial statements, a waiver request will have to be filed with the Corporation Finance – Office of the Chief Accountant seeking relief under the requirements of S-X Article 8.

United States Securities and Exchange Commission
September 29, 2015

Response:
In response to Comment 1 we are only including the financial statements of OTM. A waiver request filed with Corporate Finance-Office of the Chief Accountant seeking relief under the S-X requirements for the acquisition of the Jupiter Farms and Hagen Ranch Retail Stores was denied. OTM will not proceed at this time with the acquisition of Jupiter Farms and Hagen Ranch.

OTM has, however, entered into a lease with an unaffiliated owner for premises located in Lakeland, Florida where it intends to open a Retail Store under the OTM Brand. Until approximately 14 months ago the owner of the premises had leased the premises to an unaffiliated Retail Store operator. The Retail Store operator abandoned the premises approximately 14 months ago and the premises have been vacant since that time.

As described in our letter dated August 27, 2015 (to be provided supplementally), we requested guidance that the proposed operating lease transaction does not constitute the acquisition of a business as defined by Rule 11-01(d) of Regulation S-X. By letter dated September 11, 2015 (to be provided supplementally) the Associate Chief Accountant advised that under the facts and circumstances described in the August 27 letter that the staff will not object to the Company's conclusion that the operating lease transaction does not constitute the acquisition of a business.

Results of Operations, page 24

Comment 2.
We note your disclosure of the changes in sales and expenses at the Jupiter Farms and Hagen Ranch retail stores.  Please revise your disclosure to more specifically discuss the relative impact of the number of gallons of fuel sold and the price of fuel for the sales at the two retail stores. In addition, please revise to clarify if you have significant sales or costs other than fuel.

Response:	Since OTM is not acquiring Jupiter Farms and the Hagen Ranch Retail Stores, no response is required for this comment.

United States Securities and Exchange Commission
September 29, 2015

Description of Property, page 28

Comment 3.
Please revise this section to clarify, if true, that the base rent for the retail stores is $30,000 per month and $36,000 per month.  Please also revise to disclose that, in addition to the $30,000 monthly base rent, the lease for the Hagen Ranch retail store requires OTM to pay all operating costs, including taxes and insurance, per the disclosure on page 3 of Exhibit 10.I.

Response:	Since OTM is not acquiring Jupiter Farms and the Hagen Ranch retail stores, no response is required for this comment.
Comment 4.
Please disclose the material terms of the lease that you will enter into with respect to the Jupiter Farms retail store and file the lease as an exhibit.  We note in this respect that Exhibit 10.J appears to be an assignment of a lease regarding the Dunkin Donut franchise at the Jupiter Farms retail store.

Response:	Since OTM is not acquiring Jupiter Farms and the Hagen Ranch retail stores, no response is required for this comment. A lease for the new location and its terms are included in this Amendment.
Unaudited Pro Forma Financial Statements

Comment 5.
Please revise to reflect the acquisition of the assets of the operating stores.  We note the disclosure on page 21 that you are only acquiring certain licenses, intellectual property, etc.; however, the pro forma financial statements do not reflect how you to intend record the purchase price of these stores.

Response:	Since OTM is not acquiring Jupiter Farms and the Hagen Ranch retail stores, no response is required for this comment.

United States Securities and Exchange Commission
September 29, 2015

Comment 6.
Please revise to present pro forma EPS and to provide footnote disclosure of how it was determined, including the number of shares used in determining it and reconciling them to the shares disclosed in the pro forma financial statements.

Response:	The pro forma financial statements have been revised pursuant to Comment 6.
Comment 7.
Please revise footnote 1 to the pro forma balance sheet to explain the reference to the 2,500,000 preferred shares to be issued in the acquisition of the operating stores as a deemed dividend as it appears these are the shares that will be issued in connection with the acquisition of the operating stores.

Response:	Since OTM is not acquiring Jupiter Farms and the Hagen Ranch retail stores, no preferred shares are being issued and therefore no response is required for this comment.
On behalf of the Company, thank you for the courtesies extended by the Staff.
Sincerely,

Charles B. Pearlman

CBP/sm

NAS Acquisition, Inc.
5881 NW 151st, Suite 216
Miami Lakes, FL 33014

September 29, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4631
Re:	NAS Acquisition, Inc. Post-Effective Amendment to Form S-1 Filed July 6, 2015 File No. 333-198776

Dear Sirs:
In connection with the Post-Effective Amendment to Form S-1 filed Filed July 6, 2015 (File No. 333-198776) by NAS Acquisition, Inc. (the "Company"), the Company acknowledges that:
•	The Company is responsible for adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

/s/ Miguel Dotres
Miguel Dotres
President